

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Jeremey Mistry
Chief Financial Officer
Pegasus Digital Mobility Acquisition Corp.
260 Mason Street
Greenwich, CT 06830

> **Re: Pegasus Digital Mobility Acquisition Corp.**
> **Amended Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 2, 2023**
> **File No. 001-40945**

Dear Jeremey Mistry:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Sarah Steece, Esq.